Exhibit 99


Contact:     Kenneth R. Meyers, Executive Vice President - Finance
             U.S. Cellular
             (773) 399-8900
             kmeyers@uscellular.com
             ----------------------

             Mark A. Steinkrauss, Vice President, Corporate Relations Telephone and Data Systems, Inc.
             (312) 592-5384
             mark.steinkrauss@teldta.com
             ---------------------------

FOR RELEASE: IMMEDIATE

        U.S. CELLULAR TO PURCHASE PCS LICENSES COVERING 4.7 MILLION POPS

May 3, 2001, Chicago, Illinois - United States Cellular Corporation [AMEX:USM] announced that it has entered into a definitive agreement with McLeodUSA Incorporated of Cedar Rapids, Iowa [Nasdaq: MCLD] to acquire certain 10 megahertz D and E block PCS licenses covering 4.7 million population equivalents
(POPs) in Iowa, Illinois and Nebraska.

The transaction is subject to certain conditions, including governmental and regulatory approvals, and is expected to close as two separate transactions late in the second quarter and early in the fourth quarter of 2001. The total purchase price is $74 million in cash.

John E. Rooney, President and Chief Executive Officer commented: "This transaction demonstrates our commitment to strengthen our competitive position in our largest market in the Midwest. The acquisition of these licenses will enable U.S. Cellular to expand its presence in central Illinois and Omaha while adding additional spectrum to our existing operations in Illinois and Iowa. The additional spectrum will be valuable, helping to better serve our growing customer base."

Based in Chicago, USM manages and invests in cellular systems throughout the United States. As of March 31, 2001 USM managed operational systems serving 146 markets.